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Exhibit 99.6

CSR FINANCE LIMITED
A.C.N. 90 000 036 868

Issuer

AND

CSR LIMITED
A.B.N. 90 000 001 276

Guarantor

TO

BANK ONE, N.A.,

Trustee

First Supplemental Indenture

Dated as of March 13, 2003

To

Indenture

Dated as of July 21, 1995

        FIRST SUPPLEMENTAL INDENTURE, dated as of March 13, 2003 (this "Supplemental Indenture"), among CSR Finance Limited (A.C.N. 90 000 036 868), a corporation duly organized and existing under the laws of the Commonwealth of Australia and registered in the State of New South Wales (the "Company"), as Issuer, CSR Limited (A.B.N. 90 000 001 276), a corporation duly organized and existing under the laws of the Commonwealth of Australia and registered in the State of New South Wales, as Guarantor ("CSR" or the "Guarantor") and Bank One, N.A. (formerly The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States, as trustee (the "Trustee").

W I T N E S S E T H:

        WHEREAS, the Company, the Guarantor and the Trustee executed and delivered an Indenture, dated as of July 21, 1995 (the "Indenture"), providing for the issuance of U.S.$150,000,000 principal amount of 7.70% Guaranteed Notes due July 21, 2025 (the "Notes"); all capitalized terms used herein and not defined are used herein as defined in the Indenture;

        WHEREAS, Section 902 of the Indenture provides that the Company, the Guarantor and the Trustee may amend or supplement the Indenture with the written consent of the holders of a majority in aggregate principal amount of the outstanding Notes;

        WHEREAS, the Company has offered to exchange all of the outstanding Notes, upon the terms and subject to the conditions set forth in its Exchange Offer Circular and Consent Solicitation Statement, dated February 28, 2003 (the "Offer Circular"), and in the related Letter of Transmittal and Consent (such offer, the "Offer"); in connection therewith the Company and the Guarantor have been soliciting written consents of the holders to the substance of the amendment to the Indenture set forth herein (and to the execution of this Supplemental Indenture), and the Company and the Guarantor have now obtained such written consents from the holders of a majority in aggregate principal amount of the outstanding Notes; accordingly, this Supplemental Indenture and the amendment set forth herein are authorized pursuant to Section 902 of the Indenture referred to above;

        WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized by the parties hereto, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

        NOW THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH

        1.    Amendment to the Indenture.

        Section 801 ("Company or Guarantor May Consolidate, Etc., Only on Certain Terms") of the Indenture is hereby amended by adding a new paragraph to the section, which new paragraph reads: "For the avoidance of doubt, the demerger of Rinker Group Limited from the Guarantor, as described in the Guarantor's scheme booklet dated February 7, 2003, shall not constitute a conveyance, transfer or lease of the Guarantor's properties and assets, substantially as an entirety."

        2.    Ratification.

        Except as hereby expressly amended, the Indenture is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture; and the Indenture, as supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

        3.    Governing Law.

        This First Supplemental Indenture and the Indenture as supplemented and amended hereby shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to conflicts of law principles thereof, provided, however, that all matters governing the authorization and execution of this First Supplemental Indenture by the Company and the

Guarantor shall be governed by and construed in accordance with the laws of the State of New South Wales, Commonwealth of Australia.

        4.    Counterparts and Method of Execution.

        The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Supplemental Indenture.

        5.    The Trustee.

        The recitals in this Supplemental Indenture shall be taken as the statements of the Company and the Guarantor, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Supplemental Indenture.

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        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

SIGNED by CSR FINANCE LIMITED by its attorneys Francis Norman Gosling And Kevin Athol Rainbow in my presence	) ) )	CSR FINANCE LIMITED by its Attorneys who respectively state that at the date of their execution hereof they have had no notice of the revocation of the Power of Attorney dated 19 August 1998 under the authority of which they have executed this instrument
/s/ FRANCIS NORMAN GOSLING Attorney
/s/ MICHAEL F. LARKIN Witness		/s/ KEVIN ATHOL RAINBOW Attorney
Signed by CSR Limited by its attorneys in the presence of:
CSR Limited by its Attorneys who respectively state that at the date of their execution hereof they have had no notice of the revocation of the Power of Attorney dated 9 September 1999 registered number 229 book 4253 under the authority of which they have executed this instrument
/s/ MICHAEL F. LARKIN Witness		/s/ ULRICH (OLE) ELAESSER Attorney
/s/ FRAZER BRIAN GILL Attorney
Bank One, N.A., as Trustee
		By:	/s/ MARY R. FONTI Name: Mary R. Fonti Title: Vice President

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  Exhibit 99.6